STATEMENT OF INVESTMENTS
Dreyfus Midcap Index Fund, Inc.
January 31, 2007 (Unaudited)

Common Stocks--97.9%	Shares	Value ($)
Consumer Discretionary--15.5%		
99 Cents Only Stores	92,995 a	1,380,976
Abercrombie & Fitch, Cl. A	176,110	14,007,789
Advance Auto Parts	210,050	7,971,397
Aeropostale	104,885 a,b	3,769,567
American Eagle Outfitters	400,450	12,966,571
American Greetings, Cl. A	113,495	2,726,150
AnnTaylor Stores	143,340 a	4,945,230
Applebee's International	148,150 b	3,739,306
ArvinMeritor	140,938 b	2,713,056
Avis Budget Group	201,310	5,125,353
Bandag	22,950 b	1,169,302
Barnes & Noble	102,090	3,974,364
Beazer Homes USA	78,100 b	3,398,131
Belo, Cl. A	175,239 b	3,280,474
Blyth	50,150 b	1,042,618
Bob Evans Farms	73,094 b	2,483,003
Borders Group	118,545 b	2,487,074
BorgWarner	114,885	7,874,218
Boyd Gaming	84,550	4,022,043
Brinker International	245,149	7,734,451
Callaway Golf	124,095 b	2,050,049
Career Education	189,100 a,b	5,421,497
CarMax	213,115 a,b	12,239,194
Catalina Marketing	72,585	2,072,302
CBRL Group	51,825 b	2,430,074
Charming Shoppes	246,000 a,b	3,227,520
Cheesecake Factory	155,225 a,b	4,288,867
Chico's FAS	350,710 a,b	7,322,825
Claire's Stores	185,664	6,386,842
Coldwater Creek	120,700 a,b	2,251,055
Corinthian Colleges	172,300 a	2,250,238
DeVry	118,695 b	3,342,451
Dick's Sporting Goods	75,000 a	3,861,750
Dollar Tree Stores	204,750 a	6,441,435
Entercom Communications	55,885 b	1,575,398
Foot Locker	310,590	6,969,640
Furniture Brands International	96,485 b	1,608,405
GameStop, Cl. A	151,300 a,b	8,083,959
Gentex	285,800 b	4,998,642
Hanesbrands	192,200 a	4,916,476
Harte-Hanks	96,680	2,620,995
Hovnanian Enterprises, Cl. A	72,740 a,b	2,421,515
International Speedway, Cl. A	71,350	3,726,611
ITT Educational Services	64,400 a	4,997,440
John Wiley & Sons, Cl. A	87,900	3,266,364
Laureate Education	102,600 a	6,190,884
Lear	134,445 b	4,552,308
Lee Enterprises	91,550 b	3,042,207
M.D.C. Holdings	69,200 b	4,032,284
Media General, Cl. A	48,000	1,920,480
Modine Manufacturing	65,370 b	1,710,079
Mohawk Industries	106,740 a,b	8,797,511
O'Reilly Automotive	226,800 a	7,917,588

OSI Restaurant Partners	148,495	5,864,068
Pacific Sunwear of California	138,600 a,b	2,716,560
Payless ShoeSource	131,690 a	4,470,875
PetSmart	270,800	8,270,232
Polo Ralph Lauren	122,400	10,042,920
Reader's Digest Association	189,565 b	3,201,753
Regis	89,900	3,756,921
Rent-A-Center	139,800 a,b	4,118,508
Ross Stores	278,900	9,033,571
Ruby Tuesday	116,995 b	3,347,227
Ryland Group	85,000 b	4,775,300
Saks	277,070 b	5,197,833
Scholastic	51,450 a	1,818,758
Scientific Games, Cl. A	133,400 a,b	4,140,736
Sotheby's, Cl. A	112,127 b	4,157,669
Strayer Education	28,700	3,265,199
Thor Industries	69,985 b	2,957,566
Timberland, Cl. A	100,850 a	3,042,644
Toll Brothers	251,090 a	8,494,375
Tupperware Brands	120,740	2,816,864
Urban Outfitters	223,500 a,b	5,453,400
Valassis Communications	95,430 a,b	1,466,759
Washington Post, Cl. B	11,279	8,602,493
Westwood One	139,910 b	969,576
Williams-Sonoma	223,825 b	7,833,875
		363,561,640
Consumer Staples--2.3%		
Alberto-Culver	159,400	3,645,478
BJ's Wholesale Club	128,354 a,b	3,919,931
Church & Dwight	130,214	5,899,996
Energizer Holdings	113,550 a	9,677,866
Hansen Natural	121,500 a,b	4,627,935
Hormel Foods	145,935	5,530,937
J.M. Smucker	113,288	5,380,047
Lancaster Colony	47,049 b	2,057,923
PepsiAmericas	121,035	2,668,822
Ruddick	71,580	1,989,924
Smithfield Foods	198,620 a,b	5,215,761
Tootsie Roll Industries	52,548 b	1,666,823
Universal/Richmond, VA	51,466 b	2,487,352
		54,768,795
Energy--7.0%		
Arch Coal	283,400	8,422,648
Cameron International	221,870 a	11,648,175
Cimarex Energy	165,300	6,195,444
Denbury Resources	239,500 a	6,634,150
Encore Acquisition	105,700 a	2,742,915
FMC Technologies	135,751 a	8,407,059
Forest Oil	109,235 a	3,486,781
Grant Prideco	255,448 a	10,008,453
Hanover Compressor	206,042 a,b	3,986,913
Helmerich & Payne	209,870	5,630,812
Newfield Exploration	257,370 a	11,018,010
Noble Energy	346,824	18,523,870
Overseas Shipholding Group	59,145 b	3,674,679
Patterson-UTI Energy	317,000 b	7,655,550
Pioneer Natural Resources	244,625 b	10,029,625
Plains Exploration & Production	153,095 a	7,385,303
Pogo Producing	116,540 b	5,774,557
Pride International	327,335 a,b	9,430,521

Quicksilver Resources	109,800 a,b	4,354,668
Southwestern Energy	335,800 a	12,914,868
Tidewater	114,690 b	5,914,563
		163,839,564
Financial--17.7%		
A.G. Edwards	151,724	10,045,646
AMB Property	178,250	10,846,512
American Financial Group/OH	139,781	4,937,065
AmeriCredit	230,445 a	6,254,277
Arthur J. Gallagher & Co.	195,755 b	5,612,296
Associated Banc-Corp	259,993 b	8,870,961
Astoria Financial	170,075	5,032,519
Bank of Hawaii	99,155	5,190,764
Brown & Brown	228,980	6,484,714
Cathay General Bancorp	103,400 b	3,583,844
City National/Beverly Hills, CA	79,787	5,739,079
Colonial BancGroup	305,175	7,488,995
Cullen/Frost Bankers	119,230	6,382,382
Developers Diversified Realty	217,300 b	14,585,176
Eaton Vance	253,490 b	8,694,707
Everest Re Group	129,685	12,138,516
Fidelity National Title Group, Cl. A	439,770	10,440,140
First American	192,805	8,171,076
First Niagara Financial Group	221,000	3,202,290
FirstMerit	159,750 b	3,597,570
Greater Bay Bancorp	101,900 b	2,847,086
Hanover Insurance Group	101,785	4,890,769
HCC Insurance Holdings	221,910	6,930,249
Highwoods Properties	111,830 b	4,886,971
Horace Mann Educators	85,900 b	1,703,397
Hospitality Properties Trust	172,140	8,400,432
IndyMac Bancorp	141,390 b	5,498,657
Investors Financial Services	131,800 b	6,164,286
Jefferies Group	201,660	5,940,904
Leucadia National	323,784 b	8,858,730
Liberty Property Trust	180,450	9,336,483
Longview Fibre	131,189	2,752,345
Macerich	143,300	13,689,449
Mack-Cali Realty	124,885	6,948,601
Mercantile Bankshares	250,401	11,796,391
Mercury General	70,900 b	3,698,144
New Plan Excel Realty Trust	206,110	6,001,923
New York Community Bancorp	518,219	8,752,719
Nuveen Investments, Cl. A	157,100	7,776,450
Ohio Casualty	121,735	3,596,052
Old Republic International	459,912	10,256,038
PMI Group	174,360 b	8,337,895
Potlatch	77,283	3,648,530
Protective Life	139,545	6,827,937
Radian Group	160,805 b	9,683,677
Raymond James Financial	180,692	5,767,689
Rayonier	152,973	6,608,434
Regency Centers	137,500 b	11,976,250
SEI Investments	126,300	7,872,279
StanCorp Financial Group	106,800	5,110,380
SVB Financial Group	68,525 a	3,196,691
TCF Financial	224,690 b	5,702,632
United Dominion Realty Trust	268,720 b	8,811,329
Unitrin	80,390	4,116,772

W.R. Berkley	336,450	11,133,131
Waddell & Reed Financial, Cl. A	167,850 a,b	4,308,710
Washington Federal	174,318 b	4,042,434
Webster Financial	112,030	5,581,335
Weingarten Realty Investors	150,300 b	7,441,353
Westamerica Bancorporation	61,400 b	3,060,790
Wilmington Trust	136,540	5,725,122
		416,977,975
Health Care--10.5%		
Advanced Medical Optics	118,176 a,b	4,342,968
Affymetrix	135,400 a,b	3,379,584
Apria Healthcare Group	85,100 a,b	2,363,227
Beckman Coulter	124,264 b	8,017,513
Cephalon	121,700 a,b	8,812,297
Charles River Laboratories		
International	133,500 a,b	6,007,500
Community Health Systems	189,815 a	6,785,886
Covance	127,690 a	7,872,089
Cytyc	224,750 a	6,499,770
Dentsply International	303,000 b	9,344,520
Edwards Lifesciences	115,485 a	5,908,213
Gen-Probe	103,900 a	5,373,708
Health Net	232,540 a	11,327,023
Henry Schein	176,700 a	8,971,059
Hillenbrand Industries	122,590	6,988,856
Intuitive Surgical	73,700 a,b	7,252,817
Invitrogen	96,000 a	5,878,080
LifePoint Hospitals	114,500 a	3,890,710
Lincare Holdings	184,750 a	7,269,913
Martek Biosciences	64,200 a,b	1,496,502
Medicis Pharmaceutical, Cl. A	109,800 b	4,164,714
Millennium Pharmaceuticals	610,462 a,b	6,776,128
Omnicare	242,265 b	9,736,630
Par Pharmaceutical Cos.	69,900 a,b	1,843,962
PDL BioPharma	229,950 a,b	4,716,275
Perrigo	151,600 b	2,619,648
Pharmaceutical Product Development	205,800	7,100,100
Psychiatric Solutions	106,300 a	4,139,322
Resmed	151,700 a,b	7,976,386
Sepracor	218,600 a,b	12,473,316
STERIS	128,945 b	3,331,939
Techne	78,600 a	4,561,944
Triad Hospitals	175,647 a	7,464,998
Universal Health Services, Cl. B	108,235	6,270,054
Valeant Pharmaceuticals		
International	185,550 b	3,271,246
Varian	60,700 a,b	3,248,057
Varian Medical Systems	257,580 a	11,882,165
VCA Antech	166,600 a	5,601,092
Ventana Medical Systems	65,000 a,b	2,736,500
Vertex Pharmaceuticals	250,650 a,b	8,860,477
		246,557,188
Industrial--15.7%		
Adesa	179,479	5,208,481
AGCO	181,805 a,b	6,175,916
AirTran Holdings	181,650 a,b	2,010,866
Alaska Air Group	79,837 a	3,421,015
Alexander & Baldwin	85,237	4,214,117
Alliant Techsystems	65,700 a,b	5,321,700
AMETEK	211,276 b	7,322,826

Brink's	96,235	5,981,005
C.H. Robinson Worldwide	347,500 b	18,434,875
Carlisle Cos.	61,582	5,015,238
ChoicePoint	159,171 a	6,126,492
Con-way	93,885	4,669,840
Copart	141,000 a	4,151,040
Corporate Executive Board	77,900 b	7,067,867
Crane	102,300	3,972,309
Deluxe	102,800 b	3,075,776
Donaldson	140,066 b	4,933,125
DRS Technologies	80,300 b	4,448,620
Dun & Bradstreet	122,540 a	10,415,900
Expeditors International Washington	425,400 b	18,160,326
Fastenal	250,000 b	9,320,000
Federal Signal	95,063	1,560,934
Flowserve	116,050 a	6,158,774
GATX	102,296 b	4,664,698
Graco	134,145	5,469,092
Granite Construction	67,587	3,619,960
Harsco	83,796	7,196,400
Herman Miller	129,550 b	4,871,080
HNI	97,052	4,710,904
Hubbell, Cl. B	120,165 b	5,791,953
J.B. Hunt Transport Services	207,300	5,209,449
Jacobs Engineering Group	117,827 a	10,669,235
JetBlue Airways	350,625 a,b	4,796,550
Joy Global	236,800	11,004,096
Kelly Services, Cl. A	42,485	1,317,460
Kennametal	77,150	4,767,870
Korn/Ferry International	84,000 a,b	2,005,920
Lincoln Electric Holdings	85,100	5,171,527
Manpower	169,455	12,358,353
Mine Safety Appliances	60,000 b	2,301,000
MSC Industrial Direct, Cl. A	108,300	4,677,477
Navigant Consulting	107,200 a,b	2,227,616
Nordson	67,186 b	3,474,860
Oshkosh Truck	147,200	7,772,160
Pentair	199,040	6,202,086
Precision Castparts	270,772	24,068,923
Quanta Services	236,480 a,b	4,864,394
Republic Services	226,545	9,798,071
Rollins	59,523	1,298,792
Roper Industries	174,000	9,034,080
Sequa, Cl. A	13,786 a	1,736,898
SPX	114,495 b	8,036,404
Stericycle	88,600 a	6,822,200
Swift Transportation	107,650 a	3,285,478
Teleflex	77,875	5,200,492
Thomas & Betts	104,040 a	4,982,476
Timken	187,800	5,372,958
Trinity Industries	159,151 b	6,087,526
United Rentals	132,695 a,b	3,416,896
Werner Enterprises	100,250 b	1,905,752
YRC Worldwide	114,000 a,b	5,055,900
		368,414,028
Information Technology--15.1%		
3Com	791,400 a	3,086,460
Activision	497,954 a	8,480,157
Acxiom	136,400 b	3,096,280

ADTRAN	125,600 b	2,783,296
Advent Software	39,750 a,b	1,421,062
Alliance Data Systems	132,050 a	8,970,156
Amphenol, Cl. A	174,300	11,803,596
Andrew	318,600 a	3,383,532
Arrow Electronics	243,882 a	8,596,840
Atmel	854,800 a	5,111,704
Avnet	254,683 a	7,907,907
Avocent	101,450 a,b	3,504,083
BISYS Group	240,225 a	3,067,673
Cadence Design Systems	553,590 a,b	10,462,851
CDW	120,400 b	7,726,068
Ceridian	277,640 a	8,320,871
CheckFree	176,600 a	7,316,538
CommScope	118,990 a	3,844,567
Cree	154,000 a,b	2,368,520
CSG Systems International	94,150 a	2,361,282
Cypress Semiconductor	287,143 a,b	5,297,788
Diebold	130,696	6,057,760
DST Systems	110,850 a,b	7,812,708
Dycom Industries	81,100 a,b	1,835,293
F5 Networks	80,900 a	5,779,496
Fair Isaac	115,295	4,591,047
Fairchild Semiconductor International	244,675 a,b	4,357,662
Gartner	113,830 a	2,488,324
Global Payments	135,800	5,127,808
Harris	267,580	13,598,416
Imation	69,400	3,019,594
Ingram Micro, Cl. A	277,600 a	5,415,976
Integrated Device Technology	396,360 a	5,996,927
International Rectifier	143,990 a	6,008,703
Intersil, Cl. A	275,500	6,490,780
Jack Henry & Associates	155,650 b	3,321,571
Kemet	173,650 a	1,309,321
Lam Research	284,350 a	13,026,074
Lattice Semiconductor	228,500 a,b	1,339,010
Macrovision	102,300 a,b	2,529,879
McAfee	318,305 a,b	9,313,604
MEMC Electronic Materials	332,700 a	17,433,480
Mentor Graphics	165,359 a,b	3,075,677
Micrel	114,050 a	1,153,045
Microchip Technology	430,550	14,965,918
MoneyGram International	167,755	5,030,972
MPS Group	204,515 a,b	3,063,635
National Instruments	113,600	3,272,816
Newport	81,825 a	1,633,227
Palm	207,400 a,b	2,868,342
Parametric Technology	222,800 a	4,415,896
Plantronics	94,950 b	1,870,515
Plexus	92,250 a,b	1,549,800
Polycom	177,100 a,b	5,954,102
Powerwave Technologies	259,550 a,b	1,515,772
RF Micro Devices	384,100 a,b	2,965,252
Semtech	145,400 a	1,991,980
Silicon Laboratories	109,000 a	3,499,990
SRA International, Cl. A	81,900 a,b	2,072,070
Sybase	181,860 a	4,708,355
Synopsys	281,500 a	7,487,900
Tech Data	108,700 a	4,037,118

Transaction Systems Architects	74,850 a	2,705,828
Triquint Semiconductor	273,938 a,b	1,287,509
UTStarcom	212,200 a,b	1,873,726
ValueClick	195,200 a	4,981,504
Vishay Intertechnology	368,049 a,b	4,836,164
Western Digital	442,400 a,b	8,671,040
Wind River Systems	150,750 a	1,495,440
Zebra Technologies, Cl. A	140,595 a,b	4,874,429
		353,622,686
Materials--5.9%		
Airgas	155,695	6,480,026
Albemarle	78,600	6,129,228
Bowater	111,595 b	3,054,355
Cabot	126,340	5,652,452
Chemtura	480,203	5,531,938
Commercial Metals	235,900	6,395,249
Cytec Industries	83,500	4,861,370
Ferro	85,449	1,820,918
Florida Rock Industries	98,500 b	4,870,825
FMC	76,600	5,963,310
Glatfelter	89,350 b	1,446,576
Louisiana-Pacific	208,000	4,765,280
Lubrizol	137,288	7,073,078
Lyondell Chemical	421,398 b	13,324,605
Martin Marietta Materials	90,080	10,397,034
Minerals Technologies	38,250 b	2,221,178
Olin	145,485	2,449,967
Packaging Corp. of America	162,615	3,714,127
Reliance Steel & Aluminum	128,100	5,334,084
RPM International	238,083	5,530,668
Scotts Miracle-Gro, Cl. A	92,000 b	4,928,440
Sensient Technologies	92,678 b	2,287,293
Sonoco Products	198,983	7,660,845
Steel Dynamics	181,700 b	7,124,457
Valspar	202,860	5,716,595
Worthington Industries	145,300 b	2,786,854
		137,520,752
Telecommunication Services--.6%		
Cincinnati Bell	493,250 a,b	2,397,195
Telephone & Data Systems	207,735	11,622,773
		14,019,968
Utilities--7.6%		
AGL Resources	155,002	6,091,579
Alliant Energy	231,649	8,420,441
Aqua America	263,623 b	5,855,067
Aquila	747,220 a	3,384,907
Black Hills	66,492	2,464,858
DPL	225,530 b	6,468,200
Duquesne Light Holdings	174,845 b	3,498,648
Energy East	294,766	7,080,279
Equitable Resources	240,880	10,418,060
Great Plains Energy	160,275	5,021,416
Hawaiian Electric Industries	162,353 b	4,349,437
IDACORP	85,633 b	3,164,139
MDU Resources Group	360,962	9,330,868
National Fuel Gas	164,424 b	6,690,412
Northeast Utilities	307,340	8,497,951
NSTAR	213,170	7,119,878
OGE Energy	181,851	7,041,271
ONEOK	219,915	9,436,553

Pepco Holdings			381,813	9,766,776
PNM Resources			150,531 b	4,588,185
Puget Energy			232,300	5,705,288
SCANA			232,479 b	9,466,545
Sierra Pacific Resources			440,836 a,b	7,503,029
Vectren			152,075	4,276,349
Westar Energy			174,305 b	4,629,541
WGL Holdings			97,340	3,078,864
Wisconsin Energy			233,412	10,867,663
WPS Resources			86,300	4,578,215
				178,794,419

Total Common Stocks
   (cost $1,668,418,706)   **2,298,077,015**

	Principal Amount ($)	Value ($)
Short-Term Investments--.2%		
U.S. Treasury Bills		
4.85%, 3/29/07	1,500,000 c	1,488,405
4.88%, 2/22/07	1,200,000 c	1,196,592
4.98%, 4/19/07	1,000,000	989,370
Total Short-Term Investments		
(cost $3,674,616)		**3,674,367**

	Shares	Value ($)
Other Investment--1.9%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $44,021,000)	44,021,000 d	**44,021,000**

**Investment of Cash Collateral for
Securities Loaned--13.8%**

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $324,986,864)	324,986,864 d	**324,986,864**

Total Investments (cost $2,041,101,186)	**113.8%**	**2,670,759,246**
Liabilities, Less Cash and Receivables	**(13.8%)**	**(323,459,996)**
Net Assets	**100.0%**	**2,347,299,250**

a   Non-income producing security.
b   All or a portion of these securities are on loan. At January 31, 2007, the total market value of the portfolio's securities on
    loan is $314,425,454 and the total market value of the collateral held by the portfolio is $324,986,864.
c   All or partially held by a broker as collateral for open financial futures positions.
d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
January 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 1/31/2007 ($)
Financial Futures Long				
Standard & Poor's Midcap 400 E-mini	602	50,381,380	March 2007	**1,689,140**